FOR IMMEDIATE RELEASE	January 14, 2026

Micromem Announces Private Placement Closing

Toronto, Ontario and New York, New York, January 14, 2026 - Micromem Technologies Inc. ("Micromem" or the "Company") (CSE: MRM, OTCQB: MMTIF) announces closing of a tranche of its non-brokered private placement (the "Private Placement") previously announced in its news release issued on December 31, 2025. Micromem raised gross proceeds of approximately C$327,778 by placing a total of 6,555,555 units at a price of C$0.05 per unit, each unit being comprised of one common share and one warrant exercisable at C$0.06 per share for a period of one year following the issuance date. A total of 6,555,555 common shares and 6,555,555 warrants were issued in this Private Placement, will all securities being subject to a four-month hold period. No insiders participated in this Private Placement and all subscribers are at arm's length. As announced in the December 31, 2025 news release, Micromem may close, in its sole discretion, an additional tranche of up to C$167,000.

Micromem intends to use the net proceeds raised through the Private Placement for working capital. Closing of the Private Placement is subject to certain conditions, including compliance with post-closing requirements of the Canadian Securities Exchange (CSE).

The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws, and accordingly, may not be offered or sold within the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation to buy any securities in any jurisdiction.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTCQB: MMTIF, CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: OTCQB - Symbol: MMTIF

 CSE - Symbol: MRM

Shares issued: 622,645,969

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com